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                   [WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]



                               July 30, 1999


Securities and Exchange Commission
Attn: Filing Desk, Stop 3-5
450 Fifth Street, N.W.
Washington, DC 20549-1004

     RE:  TRAVELSCAPE.COM, INC.

     On behalf of Travelscape.com, Inc. (the "Company"), we hereby withdraw from filing under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Registration Statement on Form 8-A filed by the Company on June 3, 1999.

     The Company will refile an 8-A Registration Statement if it later desires to go forward with its initial public offering.

     Please acknowledge receipt of this letter by stamping the enclosed copy of this letter with the date of filing and returning it to the undersigned in the envelope provided.

     Please call the undersigned at (650) 320-4513 if you have any questions regarding this matter.

                                   Sincerely,

                                   WILSON SONSINI GOODRICH & ROSATI
                                   Professional Corporation

                                   /s/ KELLY S. BOYD

                                   Kelly S. Boyd

Enclosures

cc:  Michelle Anderson